FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F ____                                 Form 40-F    X

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes ____                                           No   X

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes ____                                           No   X

               Indicate by check mark whether by furnishing the information contained in this
               Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes ____                                           No   X

               If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated October 21, 2008 entitled, "CN reports Q3-2008 net income of C$552 million, or C$1.16 per diluted share, including deferred income tax recovery of C$0.09".

2.	Interim Unaudited Consolidated Financial Statements and Notes thereto (U.S. GAAP)

3.	Management’s Discussion and Analysis (U.S. GAAP)

4.	Certificate of CEO

5.	Certificate of CFO

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q3-2008 net income of C$552 million,
or C$1.16 per diluted share, including deferred
income tax recovery of C$0.09

MONTREAL, Oct. 21, 2008 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the third quarter and nine months ended Sept. 30, 2008.

Third-quarter 2008 highlights

·	Diluted earnings per share increased 21 per cent to C$1.16.
·	Net income increased 14 per cent to C$552 million.
·	Revenues increased 12 per cent to C$2,257 million.
·	Operating income increased 10 per cent to C$844 million, with the Company’s operating ratio rising by six-tenths of one point to 62.6 per cent.

CN said third-quarter 2008 net income was C$552 million, or C$1.16 per diluted share, compared with net income of C$485 million, or C$0.96 per diluted share, for the comparable period of 2007.

The results for the third quarters of 2008 and 2007 were affected by deferred income tax adjustments. Net income for the latest quarter included a deferred income tax recovery of C$41 million, or C$0.09 per diluted share, following resolution of various income tax matters and adjustments related to tax filings of prior years. Third-quarter 2007 net income included a deferred income tax recovery of C$14 million, or C$0.03 per diluted share, as a result of net capital losses from the reorganization of subsidiaries.

Operating income for third-quarter 2008 increased by 10 per cent to C$844 million from C$768 million a year earlier. Revenues increased 12 per cent to C$2,257 million from C$2,023 million, while operating expenses increased 13 per cent to C$1,413 million from C$1,255 million.

CN’s operating ratio for the most recent three-month period was 62.6 per cent, compared with 62.0 per cent for the third quarter of 2007.

E. Hunter Harrison, president and chief executive officer, said: “I am extremely pleased with our results. Operational execution during the quarter was outstanding, with notable gains in network fluidity, productivity and asset utilization, while we enjoyed good revenue growth across most commodity groups.

“Looking forward, the uncertain economic landscape in North America and around the world will pose challenges to CN and its customers. But we believe CN is well positioned to weather the headwinds -- we have a unique business model anchored on precision railroading, and a strong freight franchise with growth prospects in intermodal, bulk commodities and energy-related developments in Western Canada. We will continue to pursue these opportunities aggressively while maintaining a clear focus on cost control and productivity improvements to keep CN at the forefront of rail industry efficiency.”

CN’s third-quarter 2008 revenues increased 12 per cent due to freight rate increases, of which approximately two thirds was related to a higher fuel surcharge resulting from year-over-year increases in applicable fuel prices; and higher volumes in specific commodity groups, particularly intermodal, metals and minerals, and coal. These gains were partly offset by weakness in forest products, reduced grain volumes as a result of depleted stockpiles, and the effect of hurricanes on traffic in the Southern U.S.

Five of CN’s seven commodity groups registered revenues gains in the quarter, led by coal (41 per cent), metals and minerals (29 per cent), intermodal (24 per cent), petroleum and chemicals (nine per cent), and automotive (three per cent). Forest products revenues declined two per cent, and grain and fertilizers revenues declined one per cent.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, declined by two per cent during the third quarter versus the comparable period of 2007.

Operating expenses for the quarter increased by 13 per cent to C$1,413 million, largely as a result of higher fuel costs and purchased services and material expenses, which were partly offset by lower labor and fringe benefits expense.

The financial results in this news release were determined on the basis of U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of growth opportunities, is the Company’s assumption that such growth opportunities extend beyond business cycle considerations and, as such, are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, reasonable at the time they were made, subject to greater uncertainty. The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is currently experiencing recessionary conditions, and to the global economy, which is already slowing down. Under these circumstances, it is difficult to make a projection in respect of business prospects for the next 12 to 18 months. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports and Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media	Investor Relations
(905) 669-3384	(514) 399-0052

Item 2
CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2008	2007	2008	2007
	(Unaudited)
Revenues	$2,257	$2,023	$6,282	$5,956

Operating expenses
Labor and fringe benefits	424	446	1,277	1,361
Purchased services and material	268	247	836	786
Fuel	390	251	1,099	719
Depreciation and amortization	177	165	528	504
Equipment rents	59	59	183	187
Casualty and other	95	87	285	259
Total operating expenses	1,413	1,255	4,208	3,816

Operating income	844	768	2,074	2,140

Interest expense	(92)	(78)	(265)	(251)
Other income	4	2	7	7
Income before income taxes	756	692	1,816	1,896

Income tax expense (Note 7)	(204)	(207)	(494)	(571)
Net income	$552	$485	$1,322	$1,325

Earnings per share (Note 8)
Basic	$1.17	$0.97	$2.77	$2.62
Diluted	$1.16	$0.96	$2.74	$2.59

Weighted-average number of shares
Basic	471.7	499.7	477.0	505.0
Diluted	477.1	506.4	482.6	512.1
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	September 30	December 31	September 30
	2008	2007	2007
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$288	$310	$214
Accounts receivable (Note 3)	657	370	641
Material and supplies	213	162	206
Deferred income taxes	69	68	69
Other	131	138	316
	1,358	1,048	1,446

Properties	21,472	20,413	19,883
Intangible and other assets	2,134	1,999	1,576

Total assets	$24,964	$23,460	$22,905

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,252	$1,282	$1,205
Current portion of long-term debt	449	254	293
Other	77	54	56
	1,778	1,590	1,554

Deferred income taxes (Note 7)	5,246	4,908	4,940
Other liabilities and deferred credits	1,378	1,422	1,410
Long-term debt (Note 3)	6,264	5,363	5,342

Shareholders' equity:
Common shares	4,171	4,283	4,359
Accumulated other comprehensive income (loss)	54	(31)	(257)
Retained earnings	6,073	5,925	5,557
	10,298	10,177	9,659

Total liabilities and shareholders' equity	$24,964	$23,460	$22,905
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,208	$4,417	$4,283	$4,459
Stock options exercised and other	17	16	59	83
Share repurchase programs (Note 3)	(54)	(74)	(171)	(183)
Balance, end of period	$4,171	$4,359	$4,171	$4,359

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(1)	$(180)	$(31)	$(44)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	259	(381)	399	(914)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(248)	328	(389)	766
Pension and other postretirement benefit plans (Note 5):
Amortization of net actuarial loss (gain) included in net
periodic benefit cost	-	13	(2)	38
Amortization of prior service cost included in net
periodic benefit cost	6	5	18	16
Other comprehensive income (loss) before income taxes	17	(35)	26	(94)
Income tax recovery (expense)	38	(42)	59	(119)
Other comprehensive income (loss)	55	(77)	85	(213)
Balance, end of period	$54	$(257)	$54	$(257)

Retained earnings
Balance, beginning of period	$5,902	$5,554	$5,925	$5,409
Adoption of new accounting pronouncements (2)	-	-	-	95

Restated balance, beginning of period	5,902	5,554	5,925	5,504
Net income	552	485	1,322	1,325
Share repurchase programs (Note 3)	(273)	(378)	(846)	(956)
Dividends	(108)	(104)	(328)	(316)
Balance, end of period	$6,073	$5,557	$6,073	$5,557
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2008, the Company issued 0.7 million and 2.2 million common shares, respectively, as a result of stock options exercised, and repurchased 6.0 million and 19.3 million common shares, respectively, under its share repurchase programs.  At September 30, 2008, the Company had 468.1 million common shares outstanding.

(2)

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” and early adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).”  The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.  The application of SFAS No. 158 on January 1, 2007 had the effect of decreasing Retained earnings by $3 million.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(Unaudited)
Operating activities
Net income	$552	$485	$1,322	$1,325
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	177	165	528	506
Deferred income taxes	73	75	187	125
Other changes in:
Accounts receivable	209	(252)	(259)	(38)
Material and supplies	6	(6)	(48)	(26)
Accounts payable and accrued charges	16	(65)	(110)	(471)
Other net current assets and liabilities	(33)	42	46	51
Other	(43)	2	(135)	3
Cash provided from operating activities	957	446	1,531	1,475

Investing activities
Property additions	(415)	(350)	(944)	(897)
Other, net	22	14	42	26
Cash used by investing activities	(393)	(336)	(902)	(871)

Financing activities
Issuance of long-term debt	778	1,841	3,430	3,325
Reduction of long-term debt	(798)	(1,420)	(2,796)	(2,469)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	14	14	48	73
Repurchase of common shares	(327)	(452)	(1,017)	(1,139)
Dividends paid	(108)	(104)	(328)	(316)
Cash used by financing activities	(441)	(121)	(663)	(526)
Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents	4	(16)	12	(43)
Net increase (decrease) in cash and cash equivalents	127	(27)	(22)	35
Cash and cash equivalents, beginning of period	161	241	310	179
Cash and cash equivalents, end of period	$288	$214	$288	$214

Supplemental cash flow information
Net cash receipts from customers and other	$2,391	$1,770	$6,025	$5,930
Net cash payments for:
Employee services, suppliers and other expenses	(1,195)	(1,090)	(3,749)	(3,344)
Interest	(82)	(86)	(272)	(273)
Workforce reductions	(5)	(8)	(17)	(24)
Personal injury and other claims	(18)	(12)	(62)	(58)
Pensions	(24)	(27)	(77)	(50)
Income taxes	(110)	(101)	(317)	(706)
Cash provided from operating activities	$957	$446	$1,531	$1,475
See accompanying notes to unaudited consolidated financial statements.
Certain of the 2007 figures have been restated to conform to the 2008 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2008, December 31, 2007, and September 30, 2007, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2008 and 2007.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2007 Annual Consolidated Financial Statements.  While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company and U.S. Steel Corporation (U.S. Steel), the indirect owner of the EJ&E, announced an agreement under which CN would acquire the principal lines of the EJ&E for a purchase price of approximately U.S.$300 million.  Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition will be financed by debt and cash on hand.
In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the Surface Transportation Board (STB) a final decision that approves the acquisition and does not impose conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.
On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction.  The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction, which otherwise would have been required by governing law by April 25, 2008, will not be issued until the EIS process is completed. The STB issued a draft EIS on July 25, 2008.  CN, along with other parties, filed responsive comments on the draft EIS on September 30, 2008.
With the environmental review continuing and the time for its completion uncertain, the Company twice requested that the STB establish time limits on its review and issue a final decision that, if the application were approved, would enable the transaction to close by December 31, 2008, and thereby avoid a significant risk that the transaction could be terminated under the agreement.  Upon the STB’s second denial of those requests, the Company filed a petition on September 18, 2008 with the U.S. Court of Appeals for the District of Columbia Circuit for an expedited ruling to direct the STB to issue such a decision.  If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Note 3 - Financing activities

Shelf prospectus and registration statement
In May 2008, the Company issued U.S.$325 million (Cdn$331 million) of 4.95% Notes due 2014 and U.S.$325 million (Cdn$331 million) of 5.55% Notes due 2018.  The debt offering was made under the Company’s current shelf prospectus and registration statement.  Accordingly, the amount registered for offering under the shelf prospectus and registration statement has been reduced to U.S.$1.85 billion.  The Company used the net proceeds of U.S.$643 million to repay a portion of its commercial paper outstanding and to reduce its account receivable securitization program.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Revolving credit facility
As at September 30, 2008, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $176 million ($57 million as at December 31, 2007).  The Company also had total borrowings under its commercial paper program of $346 million, of which $99 million was denominated in Canadian dollars and $247 million was denominated in U.S. dollars (U.S.$232 million).  The weighted-average interest rate on these borrowings was 2.91%.  As at December 31, 2007, total borrowings under the Company’s commercial paper program were $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.
As at September 30, 2008, the Company had sold receivables that resulted in proceeds of $441 million under this program ($588 million at December 31, 2007), and recorded retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2007).  As at September 30, 2008, the servicing asset and liability were not significant.

Share repurchase programs
On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.
In the third quarter of 2008, under this current share repurchase program, the Company repurchased 6.0 million common shares for $327 million, at a weighted-average price of $54.48 per share.

In the second quarter of 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share.  Of this amount,  13.3 million common shares were repurchased in 2008 for $690 million, at a weighted-average price of $51.91 per share.

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2007 Annual Consolidated Financial Statements. For the three and nine months ended September 30, 2008, the Company recorded total compensation expense for awards under all plans of $16 million and $50 million, respectively, and $39 million and $112 million, respectively, for the same periods in 2007.  The total tax benefit recognized in income in relation to stock-based compensation expense for the three and nine months ended September 30, 2008 was $5 million and $15 million, respectively, and $12 million and $33 million, respectively, for the same periods in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Cash settled awards
Following approval by the Board of Directors in January 2008, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period.  As at September 30, 2008, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the activity for all cash settled awards in 2008:

	RSUs		Vision 2008 Share Unit Plan (Vision)		Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2007	1.6	0.9	0.8	-	0.2	1.9
Granted	0.7	-	-	-	-	-
Forfeited	(0.1)	-	-	-	-	-
Vested during period	-	-	-	-	(0.1)	0.1
Payout	-	(0.9)	-	-	-	(0.2)
Outstanding at September 30, 2008	2.2	-	0.8	-	0.1	1.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					Vision (1)	VIDP (2)	Total
							2003
Year of grant	2008	2007	2006	2005	2004	2005	onwards

Stock-based compensation expense
recognized over requisite service period
Nine months ended September 30, 2008	$11	$1	$14	N/A	$3	$2	$8	$39
Nine months ended September 30, 2007	N/A	$17	$19	$19	$5	$13	$30	$103

Liability outstanding
September 30, 2008	$11	$12	$43	N/A	$3	$10	$98	$177
December 31, 2007	N/A	$11	$29	$48	$4	$8	$95	$195

Fair value per unit
September 30, 2008	$32.12	$31.63	$46.40	N/A	$50.78	$14.66	$50.78	N/A

Fair value of awards vested during period
Nine months ended September 30, 2008	$-	$-	$-	N/A	$-	$-	$2	$2
Nine months ended September 30, 2007	N/A	$-	$-	$-	$5	$-	$3	$8

Nonvested awards at September 30, 2008
Unrecognized compensation cost	$9	$4	$2	N/A	$1	$1	$4	$21
Remaining recognition period (years)	2.25	1.25	0.25	N/A	0.25	0.25	3.25	N/A

Assumptions (3)
Stock price ($)	$50.78	$50.78	$50.78	N/A	$50.78	$50.78	$50.78	N/A
Expected stock price volatility (4)	22%	23%	26%	N/A	N/A	28%	N/A	N/A
Expected term (years) (5)	2.25	1.25	0.25	N/A	N/A	0.25	N/A	N/A
Risk-free interest rate (6)	2.59%	2.47%	1.65%	N/A	N/A	1.26%	N/A	N/A
Dividend rate ($) (7)	$0.92	$0.92	$0.92	N/A	N/A	$0.92	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at September 30, 2008.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2008, the Company granted 0.9 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant.  The options are exercisable during a period not exceeding 10 years.  The right to exercise options generally accrues over a period of four years of continuous employment.  Options are not generally exercisable during the first 12 months after the date of grant.  At September 30, 2008, 13.5 million common shares remained authorized for future issuances under this plan.  The total number of options outstanding at September 30, 2008, including conventional, performance and performance-accelerated options, was  9.9 million,  0.2 million and  3.3 million, respectively.

The following table provides the activity of stock option awards in 2008.  The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on September 30, 2008 at the Company’s closing stock price of $50.78.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2007 (1)	14.7	$24.55
Granted	0.9	$48.51
Exercised	(2.2)	$18.18
Outstanding at September 30, 2008 (1)	13.4	$27.74	4.5	$309
Exercisable at September 30, 2008 (1)	11.0	$23.47	3.8	$300

(1)		Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2008	$5	$2	$2	$2	$11
Nine months ended September 30, 2007	N/A	$6	$1	$2	$9

Fair value per unit
At grant date ($)	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Nine months ended September 30, 2008	$-	$3	$3	$3	$9
Nine months ended September 30, 2007	N/A	$-	$4	$3	$7

Nonvested awards at September 30, 2008
Unrecognized compensation cost	$6	$3	$2	$1	$12
Remaining recognition period (years)	3.3	2.3	1.3	0.3	N/A

Assumptions (1)
Grant price ($)	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding.  The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three and nine months ended September 30, 2008 and 2007, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

	Three months ended		Nine months ended
	September 30		September 30
In millions	2008	2007	2008	2007
Service cost	$34	$38	$104	$114
Interest cost	200	186	600	557
Expected return on plan assets	(251)	(234)	(753)	(703)
Amortization of prior service cost	5	5	15	15
Recognized net actuarial loss	-	13	-	40
Net periodic benefit cost (income)	$(12)	$8	$(34)	$23

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Nine months ended
	September 30		September 30
In millions	2008	2007	2008	2007
Service cost	$1	$1	$3	$3
Interest cost	4	4	12	11
Curtailment gain	(4)	-	(7)	(3)
Amortization of prior service cost	1	-	3	1
Recognized net actuarial gain	-	-	(2)	(2)
Net periodic benefit cost	$2	$5	$9	$10

In 2008, the Company expects to make total contributions of approximately $130 million for all its defined benefit plans, of which $77 million was disbursed as at September 30, 2008 and includes $22 million relating to the 2007 funding year.

Note 6 - Major commitments and contingencies

A. Commitments
As at September 30, 2008, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $829 million ($952 million at December 31, 2007).  The Company also has agreements with fuel suppliers to purchase approximately 95% of the estimated remaining 2008 volume, 70% of its anticipated 2009 volume, and 31% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including actions brought on behalf of various classes of claimants, and claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry.  The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.  A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims, while an actuarial study is conducted on a semi-annual basis for non-occupational disease claims.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2008, the Company had aggregate reserves for personal injury and other claims of $452 million, of which $108 million was recorded as a current liability ($446 million, of which $102 million was recorded as a current liability at December 31, 2007).  Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct.  The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 19 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)   the lack of specific technical information available with respect to many sites;
(ii)  the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv) the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.
       As at September 30, 2008, the Company had aggregate accruals for environmental costs of $118 million, of which $28 million was recorded as a current liability ($111 million, of which $28 million was recorded as a current liability as at December 31, 2007).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified.  In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2008 and 2019, for the benefit of the lessor.  If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall.  At September 30, 2008, the maximum exposure in respect of these guarantees was $139 million.  There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations.  As at September 30, 2008, the maximum potential liability under these guarantees was $491 million, of which $410 million was for workers’ compensation and other employee benefits and $81 million was for equipment under leases and other. During 2008, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at September 30, 2008, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2008 and 2011.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others.  Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
    (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
     (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
    (c)  contracts for the sale of assets and securitization of accounts receivable;
    (d) contracts for the acquisition of services;
    (e)  financing agreements;
    (f)  trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
    (g)  transfer agent and registrar agreements in respect of the Company’s securities;
    (h)  trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;
    (i)  pension transfer agreements;
    (j) master agreements with financial institutions governing derivative transactions; and
    (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty.  As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded.  There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 – Income taxes

In 2008, the Company recorded a deferred income tax recovery of $75 million in the Consolidated Statement of Income. Of this amount $41 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million, recorded in the second quarter, was due to the enactment of lower provincial corporate income tax rates and $11 million, recorded in the first quarter, resulted from net capital losses arising from the reorganization of a subsidiary.

In 2007, the Company recorded a deferred income tax recovery of $44 million in the Consolidated Statement of Income, of which $14 million, recorded in the third quarter, resulted from net capital losses arising from a reorganization of certain subsidiaries, and $30 million, recorded in the second quarter, was due to the enactment of corporate income tax rate changes in Canada.

Note 8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2008	2007	2008	2007

Net income	$552	$485	$1,322	$1,325

Weighted-average shares outstanding	471.7	499.7	477.0	505.0
Effect of stock options	5.4	6.7	5.6	7.1
Weighted-average diluted shares outstanding	477.1	506.4	482.6	512.1

Basic earnings per share	$1.17	$0.97	$2.77	$2.62
Diluted earnings per share	$1.16	$0.96	$2.74	$2.59

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.1 million for both the three and nine months ended September 30, 2008, and nil and 0.1 million, respectively, for the corresponding periods in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	2,028	1,821	5,664	5,423
Gross ton miles (GTM) (millions)	86,369	88,498	257,983	258,583
Revenue ton miles (RTM) (millions)	45,346	46,481	135,569	136,997
Carloads (thousands)	1,217	1,204	3,537	3,539
Route miles (includes Canada and the U.S.)	20,421	20,219	20,421	20,219
Employees (end of period)	22,569	22,834	22,569	22,834
Employees (average for the period)	22,730	22,789	22,773	22,254

Productivity

Operating ratio (%)	62.6	62.0	67.0	64.1
Rail freight revenue per RTM (cents)	4.47	3.92	4.18	3.96
Rail freight revenue per carload ($)	1,666	1,512	1,601	1,532
Operating expenses per GTM (cents)	1.64	1.42	1.63	1.48
Labor and fringe benefits expense per GTM (cents)	0.49	0.50	0.49	0.53
GTMs per average number of employees (thousands)	3,800	3,883	11,328	11,620
Diesel fuel consumed (U.S. gallons in millions)	92	96	287	290
Average fuel price ($/U.S. gallon)	3.84	2.39	3.55	2.29
GTMs per U.S. gallon of fuel consumed	939	922	899	892

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.1	2.2	1.8	1.8
Accident rate per million train miles (2)	2.2	3.0	2.5	2.4

Financial ratio

Debt to total capitalization ratio (% at end of period)	39.5	36.8	39.5	36.8
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30			Nine months ended September 30
			Variance			Variance
	2008	2007	Fav (Unfav)	2008	2007	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	346	317	9%	987	920	7%
Metals and minerals	269	208	29%	713	631	13%
Forest products	383	392	(2%)	1,070	1,216	(12%)
Coal	140	99	41%	346	287	21%
Grain and fertilizers	327	330	(1%)	1,001	961	4%
Intermodal	446	361	24%	1,190	1,020	17%
Automotive	117	114	3%	357	388	(8%)
Total rail freight revenue	2,028	1,821	11%	5,664	5,423	4%
Other revenues	229	202	13%	618	533	16%
Total revenues	2,257	2,023	12%	6,282	5,956	5%

Revenue ton miles (millions)
Petroleum and chemicals	8,272	8,369	(1%)	24,668	24,288	2%
Metals and minerals	5,140	4,301	20%	13,971	12,414	13%
Forest products	8,715	10,021	(13%)	25,999	30,652	(15%)
Coal	4,159	3,500	19%	11,189	10,344	8%
Grain and fertilizers	9,379	11,241	(17%)	31,915	32,809	(3%)
Intermodal	9,040	8,339	8%	25,795	24,114	7%
Automotive	641	710	(10%)	2,032	2,376	(14%)
	45,346	46,481	(2%)	135,569	136,997	(1%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.47	3.92	14%	4.18	3.96	6%
Commodity groups:
Petroleum and chemicals	4.18	3.79	10%	4.00	3.79	6%
Metals and minerals	5.23	4.84	8%	5.10	5.08	-
Forest products	4.39	3.91	12%	4.12	3.97	4%
Coal	3.37	2.83	19%	3.09	2.77	12%
Grain and fertilizers	3.49	2.94	19%	3.14	2.93	7%
Intermodal	4.93	4.33	14%	4.61	4.23	9%
Automotive	18.25	16.06	14%	17.57	16.33	8%

Carloads (thousands)
Petroleum and chemicals	139	153	(9%)	424	448	(5%)
Metals and minerals	287	257	12%	797	749	6%
Forest products	132	147	(10%)	395	450	(12%)
Coal	103	90	14%	280	275	2%
Grain and fertilizers	137	152	(10%)	436	439	(1%)
Intermodal	370	343	8%	1,045	978	7%
Automotive	49	62	(21%)	160	200	(20%)
	1,217	1,204	1%	3,537	3,539	-
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,666	1,512	10%	1,601	1,532	5%
Commodity groups:
Petroleum and chemicals	2,489	2,072	20%	2,328	2,054	13%
Metals and minerals	937	809	16%	895	842	6%
Forest products	2,902	2,667	9%	2,709	2,702	-
Coal	1,359	1,100	24%	1,236	1,044	18%
Grain and fertilizers	2,387	2,171	10%	2,296	2,189	5%
Intermodal	1,205	1,052	15%	1,139	1,043	9%
Automotive	2,388	1,839	30%	2,231	1,940	15%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE - unaudited

Free cash flow
The Company generated $258 million and $483 million of free cash flow for the three and nine months ended September 30, 2008, compared to $142 million and $193 million of free cash flow for the same periods in 2007.  Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.  The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30
In millions	2008	2007	2008	2007

Cash provided from operating activities	$957	$446	$1,531	$1,475
Cash used by investing activities	(393)	(336)	(902)	(871)
Cash provided before financing activities	564	110	629	604

Adjustments:
Change in accounts receivable securitization	(202)	152	170	(52)
Dividends paid	(108)	(104)	(328)	(316)
Effect of foreign exchange fluctuations on U.S.
dollar-denominated cash and cash equivalents	4	(16)	12	(43)
Free cash flow	$258	$142	$483	$193

Item 3
CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.”  Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges.  Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).  The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations.  In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance.  The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2008 unaudited Interim Consolidated Financial Statements and Notes thereto, as well as the 2007 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,400 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico.  CN’s extensive network, in addition to co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities.  In 2007, no individual commodity group accounted for more than 20% of revenues.  From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic and 26% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment.  Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network.  The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 16 – Segmented information, to the Company’s 2007 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers.  By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.
CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people.  “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably.
Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements.  Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line.  It has been a key contributor to CN’s earnings growth and improved return.
The Company sees long-term opportunities to grow the business and further improve productivity.  In Intermodal, the Prince Rupert Intermodal Terminal, which opened in the fourth quarter of 2007, will allow CN to leverage the potential of the container trade between Asia and North America.  In Bulk, the Company expects to continue to benefit from increased resource demand, particularly as it relates to coal mine expansions and global demand for potash.  In Merchandise, the Company sees growth potential for a number of commodities, particularly pipes, machinery and equipment, condensate and other commodities associated with oil and gas development in western Canada.  The Company considers that such growth opportunities extend beyond business cycle considerations and, as such, are less affected by the current situation in the North American and global economies. The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already experiencing recessionary conditions, and to the global economy, which is already slowing down.  Under these circumstances, it is difficult to make a projection in respect of business prospects for the next twelve to eighteen months.  In addition, the Company’s assumption is that the risks outlined in the Business risks section of this MD&A will not result in a material impact on its financial statements.

The Company, on an ongoing basis, also invests in various strategic initiatives to expand the scope of its business. Some of these recent initiatives include the proposed acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which is pending approval by the U.S. Surface Transportation Board (STB); the acquisition of short lines in Alberta to help oil sands operators meet growing demand for energy; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary, with offices in Europe, China and the Americas; and the formation of CN WorldWide North America, a new operating entity, to manage and expand the scope and scale of the Company’s existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.
     The opportunities to further improve productivity extend across all functions in the organization.  In Transportation, the Company is aiming to continue to increase productivity on the track and in the yards.  Train productivity is being improved through the use of “distributed power” equipped locomotives, which allows the Company to run longer, heavier trains, including in cold weather conditions, while improving train handling, reducing train separations and ensuring the overall safety of operations. This initiative, combined with CN’s investments in longer sidings, can offer train-mile savings, allow for long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions.  In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track.  The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.
CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably.  In 2008, CN plans to invest approximately $1.5 billion on capital programs, of which over $1 billion is targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as upgrades to the recently acquired rail assets of the Athabasca Northern Railway (ANY).  This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and in western Canada.
CN’s equipment spending, targeted to reach approximately $140 million in 2008, is intended to develop growth opportunities and to improve the quality of the fleet to meet customer requirements. This amount includes the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet.  CN also expects to spend more than $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and the size of its capital programs.  Comprehensive plans are in place to address safety, security, employee well-being and environmental management.  CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations.  This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, is fully supported by senior management, and engages employees at all levels of the organization.
Environmental protection is also an integral part of CN’s day-to-day activities.  A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments.  See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial and statistical highlights

	Three months ended September 30		Nine months ended September 30
$ in millions, except per share data, or unless otherwise indicated	2008	2007	2008	2007
	(Unaudited)
Financial results
Revenues	$2,257	$2,023	$6,282	$5,956
Operating income	$844	$768	$2,074	$2,140
Net income (a)	$552	$485	$1,322	$1,325

Operating ratio	62.6%	62.0%	67.0%	64.1%

Basic earnings per share (a)	$1.17	$0.97	$2.77	$2.62
Diluted earnings per share (a)	$1.16	$0.96	$2.74	$2.59

Dividend declared per share	$0.23	$0.21	$0.69	$0.63

Financial position
Total assets	$24,964	$22,905	$24,964	$22,905
Total long-term financial liabilities	$12,888	$11,692	$12,888	$11,692
Statistical operating data and productivity measures (b)
Employees (average for the period)	22,730	22,789	22,773	22,254
Gross ton miles (GTM) per average number of employees (thousands)	3,800	3,883	11,328	11,620
GTMs per U.S. gallon of fuel consumed	939	922	899	892

(a)
The three and nine months ended September 30, 2008 figures include a deferred income tax recovery of $41 million ($0.09 per basic or diluted share) and $75 million ($0.16 per basic or diluted share), respectively. The three and nine months ended September 30, 2007 figures include a deferred income tax recovery of $14 million ($0.03 per basic or diluted share) and $44 million ($0.09 per basic or diluted share), respectively.  The deferred income tax recoveries result mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years as further discussed herein.

(b)	Based on estimated data available at such time and subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial results

Third quarter and first nine months of 2008 compared to corresponding periods in 2007

Third quarter 2008 net income increased by $67 million, or 14%, to $552 million, when compared to the same period in 2007, with diluted earnings per share rising 21% to $1.16.
Revenues for the third quarter of 2008 increased by $234 million, or 12%, to $2,257 million, when compared to the same period in 2007, mainly due to freight rate increases and higher volumes in specific commodity groups, particularly intermodal, metals and minerals, and coal. Partly offsetting these factors were weakness in specific markets, particularly forest products, reduced grain volumes as a result of depleted stockpiles and the impact of hurricanes on traffic in the Southern U.S.
Operating expenses for the three months ended September 30, 2008 increased by $158 million, or 13%, to $1,413 million, mainly due to higher fuel costs and purchased services and material expenses, which were partly offset by lower labor and fringe benefits expense.
The operating ratio, defined as operating expenses as a percentage of revenues, was 62.6% in the current quarter compared to 62.0% in the third quarter of 2007, a 0.6-point increase.

Net income for the nine months ended September 30, 2008 was $1,322 million, a decrease of $3 million, remaining relatively flat, when compared to the same period in 2007, with diluted earnings per share rising 6% to $2.74.
Revenues for the first nine months of 2008 increased by $326 million, or 5%, to $6,282 million, mainly due to freight rate increases and higher volumes in specific commodity groups, particularly intermodal, metals and minerals, and coal, which also reflect the negative impact of the United Transportation Union (UTU) strike on first-quarter 2007 volumes. These gains were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues, weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008 and reduced grain volumes as a result of depleted stockpiles.
For the first nine months of 2008, operating expenses increased by $392 million, or 10%, to $4,208 million, mainly due to higher fuel costs and purchased services and material expenses, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower labor and fringe benefits expense.
The nine-month operating ratio was 67.0% in 2008, compared to 64.1% in 2007, a 2.9-point increase.

The Company’s results of operations in 2008 were affected by significant weakness in certain markets due to the current economic environment and severe weather conditions in the first quarter. The Company’s results of operations in 2007 included the impact of a strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter 2007 operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share).  The results for the first nine months of 2008 and 2007 include deferred income tax recoveries of $75 million ($0.16 per basic or diluted share) and $44 million ($0.09 per basic or diluted share), respectively, resulting mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations.  The fluctuation  of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in a minimal impact to net income in the third quarter, and a reduction of approximately $55 million ($0.11 per basic or diluted share) to net income in the first nine months of 2008.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

	Three months ended September 30			Nine months ended September 30
In millions, unless otherwise indicated	2008	2007	% Change	2008	2007	% Change
	(Unaudited)
Rail freight revenues	$2,028	$1,821	11%	$5,664	$5,423	4%
Other revenues	229	202	13%	618	533	16%
Total revenues	$2,257	$2,023	12%	$6,282	$5,956	5%
Rail freight revenues:
Petroleum and chemicals	$346	$317	9%	$987	$920	7%
Metals and minerals	269	208	29%	713	631	13%
Forest products	383	392	(2%)	1,070	1,216	(12%)
Coal	140	99	41%	346	287	21%
Grain and fertilizers	327	330	(1%)	1,001	961	4%
Intermodal	446	361	24%	1,190	1,020	17%
Automotive	117	114	3%	357	388	(8%)
Total rail freight revenues	$2,028	$1,821	11%	$5,664	$5,423	4%
Revenue ton miles (RTM) (millions)	45,346	46,481	(2%)	135,569	136,997	(1%)
Rail freight revenue/RTM (cents)	4.47	3.92	14%	4.18	3.96	6%

Revenues for the quarter ended September 30, 2008 totaled $2,257 million compared to $2,023 million in the same period in 2007, an increase of $234 million, or 12%.  Revenues for the first nine months of 2008 were $6,282 million, an increase of $326 million, or 5%, when compared to the same period in 2007.  The increase in the third quarter of 2008 was mainly due to freight rate increases of $250 million, of which approximately two-thirds was related to a higher fuel surcharge resulting from year-over-year increases in applicable fuel prices; and higher volumes in specific commodity groups, particularly intermodal, metals and minerals, and coal. These gains were partly offset by weakness in specific markets, particularly forest products, reduced grain volumes as a result of depleted stockpiles and the impact of hurricanes on traffic in the Southern U.S.  The increase in the first nine months of 2008 was mainly due to freight rate increases of $575 million, of which approximately two-thirds was due to a higher fuel surcharge, and increased volumes in specific commodity groups, particularly intermodal, metals and minerals, and coal, which also reflect the negative impact of the UTU strike on first-quarter 2007 volumes. These gains were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of $245 million, weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008 and reduced grain volumes as a result of depleted stockpiles.
Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, decreased by 2% in the third quarter of 2008 and 1% for the first nine months of 2008 when compared to the same periods in 2007.  For the third quarter and first nine months of 2008, rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 14% and 6%, respectively, when compared to the same periods in 2007, mainly due to freight rate increases that were partially offset by the translation impact of the stronger Canadian dollar in the nine-month period.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Petroleum and chemicals

	Three months ended September 30			Nine months ended September 30
	2008	2007	% Change	2008	2007	% Change
Revenues (millions)	$346	$317	9%	$987	$920	7%
RTMs (millions)	8,272	8,369	(1%)	24,668	24,288	2%
Revenue/RTM (cents)	4.18	3.79	10%	4.00	3.79	6%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products.  The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy.  Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants.  These shipments are destined for customers in Canada, the United States and overseas.   Revenues for this commodity group increased by $29 million, or 9%, for the third quarter and $67 million, or 7%, for the first nine months of 2008 when compared to the same periods in 2007.  The increases in both the third quarter and first nine months of 2008 were primarily driven by freight rate increases.  The increase in the third quarter was also due to strong molten sulfur shipments to the U.S. due to high fertilizer demand, longer haul traffic for petroleum-based fuels due to shortages in local Canadian markets, and ongoing condensate opportunities into Western Canada.  These gains were partly offset by the impact of hurricanes on traffic in the Southern U.S. and reduced plastic pellet shipments.  The increase in the first nine months of 2008 was also due to increased molten sulfur volumes to the U.S., growth in condensate shipments, and increased revenues of petroleum products due to shifts in the market requiring products being sourced from longer distances.  Partly offsetting these gains was the translation impact of the stronger Canadian dollar, reduced plastic pellet shipments, and the impact of soft chemical markets.  Revenue per revenue ton mile increased by 10% in the third quarter and 6% in the first nine months of 2008, mainly due to freight rate increases that were partially offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar in the nine-month period.

Metals and minerals

	Three months ended September 30			Nine months ended September 30
	2008	2007	% Change	2008	2007	% Change
Revenues (millions)	$269	$208	29%	$713	$631	13%
RTMs (millions)	5,140	4,301	20%	13,971	12,414	13%
Revenue/RTM (cents)	5.23	4.84	8%	5.10	5.08	-

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads.  The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America.  This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals.  Revenues for this commodity group increased by $61 million, or 29%, for the third quarter and $82 million, or 13%, for the first nine months of 2008 when compared to the same periods in 2007.  The increases in both the third quarter and first nine months of 2008 were mainly driven by freight rate increases.  The increase in the third quarter was also due to strong shipments of commodities related to oil and gas development including aggregates, frac sand, pipe and cement; strong volumes of flat rolled products as the Company was able to take advantage of new distribution patterns in Eastern Canada and the U.S. Midwest; and continued strength in iron ore shipments due to strong demand.  Partly offsetting these gains were reduced shipments of non-ferrous ore.  The increase in the first nine months of 2008 was also related to greater volumes of flat rolled products, strength in commodities related to oil and gas development, and continued momentum in the volume of iron ore shipped.  Partly offsetting these gains were the translation impact of the stronger Canadian dollar and reduced shipments of non-ferrous ore.  Revenue per revenue ton mile increased by 8% in the third quarter, mainly due to freight rate increases that were partly offset by an increase in the average length of haul.  For the first nine months of 2008, revenue per revenue ton mile were relatively flat mainly due to freight rate increases that were offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Forest products

	Three months ended September 30			Nine months ended September 30
	2008	2007	% Change	2008	2007	% Change
Revenues (millions)	$383	$392	(2%)	$1,070	$1,216	(12%)
RTMs (millions)	8,715	10,021	(13%)	25,999	30,652	(15%)
Revenue/RTM (cents)	4.39	3.91	12%	4.12	3.97	4%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America.  In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States.  Although demand for forest products can be cyclical, the Company’s geographical advantages, unique access and product diversity tend to reduce the overall impact of market fluctuations.  Revenues for this commodity group decreased by $9 million, or 2%, in the third quarter and $146 million, or 12%, in the first nine months of 2008 when compared to the same periods in 2007.  The decreases in the third quarter and first nine months of 2008 were mainly due to reduced lumber and panel shipments, which were affected by the decline in U.S. housing starts that resulted in customer mill closures and production curtailments.  The decrease in revenues in the first nine months of 2008 was also due to the translation impact of the stronger Canadian dollar.  During the third quarter and first nine months of 2008, these factors were partly offset by freight rate increases and higher  volumes of logs and paper-related products. Revenue per revenue ton mile increased by 12% in the third quarter and 4% for the first nine months of 2008, mainly due to freight rate increases and a positive change in traffic mix. For the nine-month period, these factors were partially offset by the translation impact of the stronger Canadian dollar.

Coal

	Three months ended September 30			Nine months ended September 30
	2008	2007	% Change	2008	2007	% Change
Revenues (millions)	$140	$99	41%	$346	$287	21%
RTMs (millions)	4,159	3,500	19%	11,189	10,344	8%
Revenue/RTM (cents)	3.37	2.83	19%	3.09	2.77	12%

The coal commodity group consists primarily of thermal grades of bituminous coal.  Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States.  The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to steel producers.  Revenues for this commodity group increased by $41 million, or 41%, for the third quarter and $59 million, or 21%, for the first nine months of 2008 when compared to the same periods in 2007.  The increases in both the third quarter and first nine months of 2008 were mainly due to freight rate increases; increased shipments of U.S. coal due to the startup of a new mine operation; strong volumes of interline received coal; and strong production of petroleum coke from Alberta. Partly offsetting these gains were decreased volumes due to production issues at specific Canadian and U.S. coal mines, and the translation impact of the stronger Canadian dollar affecting only the nine-month period.  Revenue per revenue ton mile increased by 19% in the third quarter and 12% in the first nine months of 2008, largely due to freight rate increases and a positive change in traffic mix.  For the nine–month period, these factors were partly offset by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Grain and fertilizers

	Three months ended September 30			Nine months ended September 30
	2008	2007	% Change	2008	2007	% Change
Revenues (millions)	$327	$330	(1%)	$1,001	$961	4%
RTMs (millions)	9,379	11,241	(17%)	31,915	32,809	(3%)
Revenue/RTM (cents)	3.49	2.94	19%	3.14	2.93	7%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields.  Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy.  The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay.  Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn.  In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets.  The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.  Revenues for this commodity group decreased by $3 million, or 1%, for the third quarter and increased by $40 million, or 4%, for the first nine months of 2008 when compared to the same periods in 2007.  The decrease in the third quarter was primarily due to reduced grain volumes as a result of depleted stockpiles and the impact of hurricanes on traffic in the Southern U.S.  These factors were partly offset by freight rate increases, higher ethanol volumes due to the development of new facilities and greater shipments of Canadian oats for export to the U.S.  Increased revenues for the first nine months of 2008 were mainly due to freight rate increases, higher ethanol shipments, strong demand for fertilizers, and increased movements of barley for export.  These gains were partially offset by reduced grain volumes as a result of depleted stockpiles and the translation impact of the stronger Canadian dollar.  Revenue per revenue ton mile increased by 19% in the third quarter and 7% in the first nine months of 2008, largely due to freight rate increases that were partially offset by the translation impact of the stronger Canadian dollar affecting only the nine-month period.

Intermodal

	Three months ended September 30			Nine months ended September 30
	2008	2007	% Change	2008	2007	% Change
Revenues (millions)	$446	$361	24%	$1,190	$1,020	17%
RTMs (millions)	9,040	8,339	8%	25,795	24,114	7%
Revenue/RTM (cents)	4.93	4.33	14%	4.61	4.23	9%

The intermodal commodity group is comprised of two segments: domestic and international.  The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans.  The domestic segment is driven by consumer markets, with growth generally tied to the economy.  The international segment is driven by North American economic and trade conditions.  Revenues for this commodity group increased by $85 million, or 24%, for the third quarter and $170 million, or 17%, for the first nine months of 2008 when compared to the same periods in 2007.  The increases in the third quarter and first nine months of 2008 were mainly due to freight rate increases; higher volumes through the Port of Prince Rupert, which opened its Intermodal terminal at the end of 2007, and the Port of Vancouver; and higher Canadian retail and U.S. transborder traffic due to marketshare gains. Partly offsetting these gains were lower volumes through the Port of Halifax as various customers have rationalized their services; and the translation impact of the stronger Canadian dollar that affected only the nine-month period.  Revenue per revenue ton mile increased by 14% in the third quarter mainly due to freight rate increases that were partly offset by an increase in the average length of haul. Revenue per revenue ton mile increased by 9% in the first nine months of 2008 mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Automotive

	Three months ended September 30			Nine months ended September 30
	2008	2007	% Change	2008	2007	% Change
Revenues (millions)	$117	$114	3%	$357	$388	(8%)
RTMs (millions)	641	710	(10%)	2,032	2,376	(14%)
Revenue/RTM (cents)	18.25	16.06	14%	17.57	16.33	8%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to all vehicle assembly plants in Canada; eight assembly plants in Michigan; and one in Mississippi.  The Company also serves more than 20 vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario.  CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.  The Company’s automotive revenues are closely correlated to automotive production and sales in North America.  Revenues for this commodity group increased by $3 million, or 3%, for the third quarter and decreased by $31 million, or 8%, for the first nine months of 2008 when compared to the same periods in 2007.  The third quarter of 2008 benefitted from freight rate increases and greater finished vehicle traffic through CN-served ports.  The third quarter and first nine months of 2008 were adversely impacted by reduced volumes of domestic finished vehicle and parts traffic resulting from customer production curtailments and the translation impact of the stronger Canadian dollar that affected only the nine-month period. The first nine months of 2008 was further impacted by a strike at a major customer’s parts supplier that occurred in the second quarter of 2008. Revenue per revenue ton mile increased by 14% for the third quarter and 8% for the first nine months of 2008, largely due to freight rate increases that were partly offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar affecting only the nine-month period.

Other revenues

Other revenues include revenues from non-rail transportation services, interswitching, and maritime operations.  Other revenues increased by $27 million, or 13%, for the third quarter and $85 million, or 16%, for the first nine months of 2008, when compared to the same periods in 2007, mainly due to an increase in non-rail transportation services attributable to CN WorldWide activities, and higher interswitching and optional service revenues.  For the nine-month period, these gains were partly offset by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the third quarter of 2008, operating expenses amounted to $1,413 million, compared to $1,255 million in the same quarter of 2007.  Operating expenses for the first nine months of 2008 were $4,208 million, compared to $3,816 million in the same period of 2007.  The increases of $158 million, or 13%, in the third quarter and $392 million, or 10%, in the first nine months of 2008 were mainly due to higher fuel costs and purchased services and material expenses.  Partly offsetting these factors were the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of approximately $145 million for the nine–month period, and lower labor and fringe benefits expense. The first quarter 2007 UTU strike did not have a significant impact on total operating expenses for the first nine months of 2007.

	Three months ended September 30					Nine months ended September 30
			% Change	Percentage of revenues				% Change	Percentage of revenues
In millions	2008	2007		2008	2007	2008	2007		2008	2007
	(Unaudited)
Labor and fringe benefits	$424	$446	5%	18.8%	22.0%	$1,277	$1,361	6%	20.3%	22.9%
Purchased services and material	268	247	(9%)	11.9%	12.2%	836	786	(6%)	13.3%	13.2%
Fuel	390	251	(55%)	17.3%	12.4%	1,099	719	(53%)	17.5%	12.1%
Depreciation and amortization	177	165	(7%)	7.8%	8.2%	528	504	(5%)	8.4%	8.5%
Equipment rents	59	59	-	2.6%	2.9%	183	187	2%	2.9%	3.1%
Casualty and other	95	87	(9%)	4.2%	4.3%	285	259	(10%)	4.6%	4.3%
Total operating expenses	$1,413	$1,255	(13%)	62.6%	62.0%	$4,208	$3,816	(10%)	67.0%	64.1%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, and pensions and other postretirement benefits.  Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.  Labor and fringe benefits expense decreased by $22 million, or 5%, in the third quarter and $84 million, or 6%, in the first nine months of 2008 when compared to the same periods in 2007.  The decreases in both the three- and nine-month periods were mainly due to lower stock-based compensation expense, a reduction in net periodic benefit cost for pensions, as well as the translation impact of the stronger Canadian dollar that affected only the nine-month period. Partly offsetting these factors were increases in annual wages and benefit expenses, as well as higher workforce levels in the first half of 2008.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads.  These expenses increased by $21 million, or 9%, in the third quarter and $50 million, or 6%, in the first nine months of 2008 when compared to the same periods in 2007. The increases in both the three- and nine-month periods were mainly due to higher costs for third-party non-rail transportation services and higher repairs and maintenance expenses.  Also affecting the nine-month period were other costs incurred as a result of the harsh weather conditions experienced in the first quarter of 2008.  For the nine-month period, these factors were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles.  These expenses increased by $139 million, or 55%, in the third quarter and $380 million, or 53%, in the first nine months of 2008 when compared to the same periods in 2007. The increases in both the three- and nine-month periods were primarily due to an increase in the average price per U.S. gallon of fuel when compared to the same periods of 2007, which was partly offset by the translation impact of the stronger Canadian dollar, affecting only the nine-month period.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations.  These expenses increased by $12 million, or 7%, in the third quarter and $24 million, or 5%, in the first nine months of 2008 when compared to the same periods in 2007.  The increases in both the three- and nine-month periods were mainly due to the impact of net capital additions and the adoption of new depreciation rates for various asset classes (see the Critical accounting policies section of this MD&A). For the nine-month period, these factors were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.  These expenses remained flat for the third quarter and decreased by $4 million, or 2%, in the first nine months of 2008 when compared to the same periods in 2007.  The decrease in the nine-month period was mainly due to the translation impact of the stronger Canadian dollar as well as lower lease expense.  These factors were partly offset by increased net car hire expense resulting mainly from a slowdown in online velocity caused by the harsh weather conditions experienced in the first quarter of 2008, and new intermodal equipment online for the Prince Rupert terminal.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses.  These expenses increased by $8 million, or 9%, in the third quarter and $26 million, or 10%, in the first nine months of 2008 when compared to the same periods in 2007.  The increase in the third quarter was mainly due to an increase in the environmental provision for specific sites and remediation, higher bad debt expense, as well as a greater expense for loss and damage claims. These factors were partly offset by a lower expense for personal injury claims in Canada.  The increase in the nine-month period was due primarily to a higher expense for U.S. personal injury claims mainly as a result of a significant reduction in the accrual for such claims that was recorded in the second quarter of 2007 following the mid-year actuarial valuation, as well as an increase in the environmental provision and higher bad debt expense.  Partly offsetting these factors were lower loss and damage expense, particularly in the second quarter, the translation impact of the stronger Canadian dollar, lower legal settlements in the first quarter of 2008, and a lower expense for personal injury claims in Canada.

Other

Interest expense: Interest expense increased by $14 million, or 18% , for the third quarter and $14 million, or 6% for the first nine months of 2008 when compared to the same periods in 2007, mainly due to the impact of a higher average debt balance that was partially offset by the translation impact of the stronger Canadian dollar affecting only the nine-month period.

Other income: In the third quarter and first nine months of 2008, the Company recorded Other income of $4 million and $7 million, respectively, compared to $2 million and $7 million, respectively for the same periods in 2007.  The increase of $2 million in the third quarter was mainly due to higher income from other business activities and lower fees related to the accounts receivable securitization program that were partially offset by lower foreign exchange gains. In the nine-month period, higher income from other business activities and lower fees related to the accounts receivable securitization program were entirely offset by lower foreign exchange gains and lower investment income as a result of the disposal of the Company’s investment in English Welsh and Scottish Railway (EWS) in the fourth quarter of 2007.

Income tax expense: The Company recorded income tax expense of $204 million for the third quarter of 2008 compared to $207 million for the same period in 2007.  For the nine-month period ended September 30, 2008, income tax expense was $494 million compared to $571 million for the same period in 2007. Included in the first nine months of 2008 and 2007 was a deferred income tax recovery of $75 million and $44 million, respectively.  Of the 2008 amount, $41 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million, recorded in the second quarter, was due to the enactment of lower provincial corporate income tax rates and $11 million, recorded in the first quarter, resulted from net capital losses arising from the reorganization of a subsidiary.  Of the 2007 amount, $14 million, recorded in the third quarter, resulted from net capital losses arising from a reorganization of certain subsidiaries, and $30 million, recorded in the second quarter, was due to the enactment of corporate income tax rate changes in Canada.  Excluding the deferred income tax recoveries, the effective tax rate for the third quarter and first nine months of 2008 was 32.4% and 31.3%, respectively, and 31.9% and 32.4%, respectively, in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data – unaudited

In millions, except per share data
	2008			2007				2006
	Quarters			Quarters				Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$2,257	$2,098	$1,927	$1,941	$2,023	$2,027	$1,906	$2,000
Operating income	$844	$707	$523	$736	$768	$811	$561	$756
Net income	$552	$459	$311	$833	$485	$516	$324	$499

Basic earnings per share	$1.17	$0.96	$0.64	$1.70	$0.97	$1.02	$0.64	$0.97
Diluted earnings per share	$1.16	$0.95	$0.64	$1.68	$0.96	$1.01	$0.63	$0.95

Dividend declared per share	$0.2300	$0.2300	$0.2300	$0.2100	$0.2100	$0.2100	$0.2100	$0.1625

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace.  Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.  The continued fluctuations in the Canadian dollar relative to the U.S. dollar have also affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2008			2007				2006
	Quarters			Quarters				Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Deferred income tax recoveries (a)	$41	$23	$11	$284	$14	$30	$-	$27
Gain on sale of Central Station
Complex (after-tax) (b)	-	-	-	64	-	-	-	-
Gain on sale of investment in
EWS (after-tax) (c)	-	-	-	41	-	-	-	-
UTU strike (after-tax) (d)	-	-	-	-	-	-	(35)	-
Impact on net income	$41	$23	$11	$389	$14	$30	$(35)	$27

Basic earnings per share	$0.09	$0.05	$0.02	$0.79	$0.03	$0.06	$(0.07)	$0.05
Diluted earnings per share	$0.09	$0.05	$0.02	$0.78	$0.03	$0.06	$(0.07)	$0.05

(a)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(b)
The Company sold its Central Station Complex in Montreal for proceeds of $355 million before transaction costs.  A gain of $92 million ($64 million after-tax) was recognized immediately in Other income (loss).

(c)
The Company sold its 32% ownership interest in EWS for cash proceeds of $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax), which was recorded in Other income (loss).

(d)	A strike by 2,800 members of the UTU impacted first-quarter 2007 operating income and net income by approximately $50 million and $35 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations.  The Company uses its accounts receivable securitization program and its commercial paper program, which is backstopped by a portion of its U.S.$1 billion revolving credit facility, to meet its short-term liquidity needs.  Unprecedented conditions in the financial markets have led to unsettled conditions in the money market.  To the extent that these conditions have sporadically curtailed access to the commercial paper market for short periods of time, the Company has fulfilled its funding requirements through its accounts receivable securitization program.  Should conditions continue to deteriorate, the Company may choose to finance its short-term liquidity needs by drawing on its revolving credit facility. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities for the three and nine months ended September 30, 2008 was $957 million and $1,531 million, respectively, compared to $446 million and $1,475 million, respectively, for the same periods in 2007.  Net cash receipts from customers and other were $6,025 million for the nine months ended September 30, 2008, an increase of $95 million when compared to the same period in 2007, mainly due to an increase in the proceeds received under the Company’s accounts receivable securitization program, particularly in the third quarter.  Payments for employee services, suppliers and other expenses were $3,749 million for the nine months ended September 30, 2008, an increase of $405 million when compared to the same period in 2007, principally due to higher payments for fuel and third-party non-rail transportation services.  Payments for income taxes in the first nine months of 2008 were $317 million, a decrease of $389 million when compared to the same period in 2007, mainly due to a final payment for Canadian income taxes that was made in the first quarter of 2007, in respect of the 2006 fiscal year.  Also consuming cash in the nine-month period ending September 30, 2008 were payments for interest, workforce reductions and personal injury and other claims totaling $351 million, compared to $355 million for the same period in 2007.  In the first nine months of 2008 and 2007, pension contributions were $77 million, of which $22 million related to the 2007 funding year, and $50 million, respectively.  There are currently no specific requirements relating to working capital other than in the normal course of business.

Investing activities: Cash used by investing activities in the three and nine months ended September 30, 2008 amounted to $393 million and $902 million, respectively, compared to $336 million and $871 million, respectively, for the comparable periods in 2007.  The Company’s investing activities in the first nine months of 2008 included property additions of $944 million, an increase of $47 million when compared to the same period in 2007.  The following table details property additions for the three and nine months ended September 30, 2008 and 2007:

	Three months ended September 30		Nine months ended September 30
In millions	2008	2007	2008	2007
Track and roadway	$350	$294	$781	$715
Rolling stock	15	30	83	88
Buildings	6	11	23	32
Information technology	40	23	75	58
Other	6	7	28	27
Gross property additions	417	365	990	920
Less: capital leases (a)	2	15	46	23
Property additions	$415	$350	$944	$897

(a)
During the three and nine months ended September 30, 2008, the Company recorded $2 million and $46 million, respectively, in assets it acquired through equipment leases ($15 million and $23 million in the three and nine months ended September 30, 2007, respectively), for which an equivalent amount was recorded in debt.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2008, the Company expects to invest approximately $1.5 billion for its capital programs.

Free cash flow
The Company generated $258 million and $483 million of free cash flow for the three and nine months ended September 30, 2008, compared to $142 million and $193 million of free cash flow for the same periods in 2007.  Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.  The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30
In millions	2008	2007	2008	2007

Cash provided from operating activities	$957	$446	$1,531	$1,475
Cash used by investing activities	(393)	(336)	(902)	(871)
Cash provided before financing activities	564	110	629	604

Adjustments:
Change in accounts receivable securitization	(202)	152	170	(52)
Dividends paid	(108)	(104)	(328)	(316)
Effect of foreign exchange fluctuations on U.S.
dollar-denominated cash and cash equivalents	4	(16)	12	(43)
Free cash flow	$258	$142	$483	$193

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financing activities: Cash used by financing activities for the three and nine months ended September 30, 2008 totaled $441 million and $663 million, respectively, compared to $121 million and $526 million, respectively, for the same periods in 2007.  In April 2008, the Company repaid its U.S.$150 million 6.63% Notes, which came to maturity, with cash on hand.   In May 2008, the Company issued U.S.$325 million (Cdn$331 million) of 4.95% Notes due 2014 and U.S.$325 million (Cdn$331 million) of 5.55% Notes due 2018.  The Company used the net proceeds of U.S.$643 million to repay a portion of its commercial paper outstanding and reduce its accounts receivable securitization program.  In 2008 and 2007, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.
Cash received from stock options exercised during the quarters ended September 30, 2008 and 2007 was $12 million and $9 million, respectively, and the related tax benefit realized upon exercise was $2 million and $5 million, respectively.  Cash received from stock options exercised during the first nine months of 2008 and 2007 was $38 million and $57 million, respectively, and the related tax benefit realized upon exercise was $10 million and $16 million, respectively.
During the first nine months of 2008, the Company repurchased 19.3 million common shares for $1,017 million (weighted-average price of $52.71 per share) under its share repurchase programs: 6.0 million common shares in the third quarter for $327 million (weighted-average price of $54.48 per share) under its new 25.0 million share repurchase program and 13.3 million common shares in the first half of 2008 for $690 million (weighted-average price of $51.91 per share) under its previous 33.0 million share repurchase program, which ended in the second quarter of 2008.
The Company paid a quarterly dividend of $0.23 per share amounting to $108 million for the third quarter and $328 million for the first nine months of 2008, compared to $104 million and $316 million, respectively, at the rate of $0.21 per share, for the same periods in 2007.

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company.  Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income (loss) in the calculation of EBITDA.  However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	September 30,	2008	2007
Debt-to-total capitalization ratio (a)		39.5%	36.8%
Add: Present value of operating lease commitments plus securitization financing (b)		3.7%	3.4%
Adjusted debt-to-total capitalization ratio		43.2%	40.2%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Twelve months ended September 30,	2008	2007
Debt		$6,713	$5,635
Add: Present value of operating lease commitments plus securitization financing (b)		1,116	868
Adjusted debt		7,829	6,503

Operating income		2,810	2,896
Add: Depreciation and amortization		701	671
EBITDA		3,511	3,567
Add: Deemed interest on operating leases		40	27
Adjusted EBITDA		$3,551	$3,594
Adjusted debt-to-adjusted EBITDA		2.2 times	1.8 times

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company has access to various financing arrangements:

Revolving credit facility
The Company’s U.S.$1 billion revolving credit facility, expiring in October 2011, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.  As at September 30, 2008, the Company had letters of credit drawn on its revolving credit facility of $176 million ($57 million as at December 31, 2007).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent.  Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.  As at September 30, 2008, the Company had total borrowings of $346 million, of which $99 million was denominated in Canadian dollars and $247 million was denominated in U.S. dollars (U.S.$232 million).  The weighted-average interest rate on these borrowings was 2.91%. As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.

Shelf prospectus and registration statement
At September 30, 2008, the Company had U.S.$1.85 billion registered for offering under its currently effective shelf prospectus and registration statement.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2008:

In millions	Total	2008	2009	2010	2011	2012	2013 & thereafter
Long-term debt obligations (a)	$5,565	$-	$319	$-	$771	$-	$4,475
Interest on long-term debt obligations	5,896	81	326	312	310	275	4,592
Capital lease obligations (b)	1,639	39	172	109	176	83	1,060
Operating lease obligations (c)	833	40	143	121	98	76	355
Purchase obligations (d)	829	262	241	116	56	39	115
Other long-term liabilities reflected on
the balance sheet (e)	954	15	67	61	51	45	715
Total obligations	$15,716	$437	$1,268	$719	$1,462	$518	$11,312

(a)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,148 million which are included in “Capital lease obligations.”

(b)	Includes $1,148 million of minimum lease payments and $491 million of imputed interest at rates ranging from 3.00% to 7.90%.

(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more.  The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2008 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. However, unprecedented conditions in the financial markets have led to unsettled conditions in the money market. Should conditions continue to deteriorate, the Company believes that it will be able to finance its liquidity requirements through its various sources of financing, including the use of its accounts receivable securitization program, drawing on its U.S.$1 billion revolving credit facility, and the possibility to access the long-term capital markets.
The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any material adverse trend, event or conditions that would significantly affect the Company’s credit rating.
      See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Agreement to acquire Elgin, Joliet and Eastern Railway Company

In September 2007, the Company and U.S. Steel Corporation (U.S. Steel), the indirect owner of the EJ&E, announced an agreement under which CN would acquire the principal lines of the EJ&E for a purchase price of approximately U.S.$300 million.  Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition will be financed by debt and cash on hand.
    In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the STB a final decision that approves the acquisition and does not impose conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.
    On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction.  The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction, which otherwise would have been required by governing law by April 25, 2008, will not be issued until the EIS process is completed.  The STB issued a draft EIS on July 25, 2008.  CN, along with other parties, filed responsive comments on the draft EIS on September 30, 2008.
    With the environmental review continuing and the time for its completion uncertain, the Company twice requested that the STB establish time limits on its review and issue a final decision that, if the application were approved, would enable the transaction to close by December 31, 2008, and thereby avoid a significant risk that the transaction could be terminated under the agreement.  Upon the STB’s second denial of those requests, the Company filed a petition on September 18, 2008 with the U.S. Court of Appeals for the District of Columbia Circuit for an expedited ruling to direct the STB to issue such a decision.  If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold.  At September 30, 2008, the servicing asset and liability were not significant.  Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished.  Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.
The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program.  In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.  Under the agreement, the Company may change the level of receivables sold at any time.  In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.
At September 30, 2008, the Company had sold receivables that resulted in proceeds of $441 million under the accounts receivable securitization program ($588 million at December 31, 2007), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2007).

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 6 – Major commitments and contingencies, to the Company’s unaudited Interim Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2007 Annual Consolidated Financial Statements.  For the three and nine months ended September 30, 2008, the Company recorded total compensation expense for awards under all stock-based compensation plans of $16 million and $50 million, respectively, and $39 million and $112 million, respectively, for the same periods in 2007.  The total tax benefit recognized in income in relation to stock-based compensation expense for the three and nine months ended September 30, 2008, was $5 million and $15 million, respectively, and $12 million and $33 million, respectively, for the same periods in 2007.  Additional disclosures are provided in Note 4 – Stock plans, to the Company’s unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes.   At September 30, 2008, the Company did not have any derivative financial instruments outstanding.  At September 30, 2008, Accumulated other comprehensive income (loss) included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2007) relating to treasury lock transactions settled in 2004.

Income taxes

Payments for income taxes
The Company is required to make scheduled installment payments as prescribed by the tax authorities.  For the 2008 fiscal year, the Company expects to pay approximately $450 million of taxes based on forecasted 2008 taxable income, of which $317 million was paid in the first nine months of 2008 ($706 million in the first nine months of 2007, which included $367 million paid in respect of the 2006 fiscal year).
See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Rate enactments
In the second quarter of 2008, the Company adjusted its deferred income tax liability due to the enactment of lower corporate income tax rates in the provinces of British Columbia and Manitoba.  The Company recorded a deferred income tax recovery of $23 million in the Consolidated Statement of Income.  In the second quarter of 2007, the Company recorded a deferred income tax recovery of $30 million in the Consolidated Statement of Income, resulting from the enactment of a lower federal corporate income tax rate in Canada.

Common stock

Share repurchase programs
On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.
In the third quarter of 2008, under this current share repurchase program, the Company repurchased 6.0 million common shares for $327 million, at a weighted-average price of $54.48 per share.

In the second quarter of 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share.  Of this amount, 13.3 million common shares were repurchased in 2008 for $690 million, at a weighted average price of $51.91 per share.

Outstanding share data As at October 21, 2008, the Company had 468.1 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Recent accounting pronouncement

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,” which prescribes disclosure requirements on how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  The Standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  Comparative disclosures for earlier periods at initial adoption is encouraged, but not required.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements.  On an ongoing basis, management reviews its estimates based upon currently available information.  Actual results could differ from these estimates.  The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical.  The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2007, as well as the effect of changes to these estimates, can be found on pages 48 to 53 of the Company’s 2007 Annual Report.  Such discussions have not changed except as they relate to Depreciation as discussed herein.
In the first quarter of 2008, the Company finalized a depreciation study of its Canadian properties, plant and equipment held at December 31, 2007. As a result of the study, the Company adopted new depreciation rates for various classes of assets that resulted in a net increase in depreciation expense of approximately $20 million on an annual basis, as calculated using the asset base on December 31, 2007.

As at September 30, 2008 and December 31 and September 30, 2007, the Company had the following amounts outstanding relating to its critical accounting estimates:

	September 30	December 31	September 30
In millions	2008	2007	2007
	(Unaudited)		(Unaudited)
Pension asset	$1,902	$1,768	$1,367
Pension liability	198	187	199
Other postretirement benefits liability	269	266	268
Provision for personal injury and other claims	452	446	500
Provision for environmental costs	118	111	109
Net deferred income tax provision	5,177	4,840	4,871
Properties	21,472	20,413	19,883

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions and implicit in these statements, particularly in respect of long-term growth opportunities, are the Company’s assumptions that such growth opportunities extend beyond business cycle considerations and, as such, are less affected by the current situation in the North American and global economies, and that its business risks described below will not result in a material impact on its financial statements. The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already experiencing recessionary conditions, and to the global economy, which is already slowing down. Under these circumstances, it is difficult to make a projection in respect of business prospects for the next twelve to eighteen months. These assumptions, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.  Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads.  Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment.  Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies.  In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets.  Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.
In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system.  The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation.  Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates.   The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.
The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets.  This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.  There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.
In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations.  As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, environmental penalties and remediation obligations, and compensatory or punitive damages relating to harm to individuals or property.
The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.  For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including actions brought on behalf of various classes of claimants and claims relating to personal injuries, occupational disease and damage to property.  The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims.  The final outcome with respect to actions outstanding or pending at September 30, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Labor negotiations
Canadian workforce
As at September 30, 2008, CN employed a total of 15,922 employees in Canada, of which 12,298 were unionized employees.
As of October 2008, the Company had in place labor agreements covering its entire Canadian unionized workforce.  The Company’s agreement with the UTU for its Northern Quebec line expired on December 15, 2007.  The agreement remains in effect until the bargaining process has been exhausted.  Negotiations are ongoing to renew that collective agreement, and neither party has requested conciliation assistance.  However, the Teamsters Canada Rail Conference (TCRC) has filed an application to replace the UTU as the certified bargaining agent for the conductors working in Northern Quebec. The Canada Industrial Relations Board (CIRB) ordered a vote and the results, to determine which union will be the bargaining agent for these employees, are expected before October 31, 2008.  The TCRC also had filed an application to represent the conductors, trainmen and yard coordinators (CTY) on other CN properties.  After a representation election, the CIRB issued an order on September 2, 2008 certifying the TCRC as the bargaining representative of the CTY group on certain CN properties.
The Company’s collective agreement covering employees working on the Mackenzie Northern Railway expired on May 2, 2008.  These employees are covered by a single collective agreement but are represented by the TCRC, the Canadian Auto Workers and the TCRC-Maintenance of Way Division.  The TCRC had filed an application with the CIRB, to displace the UTU and to represent the conductors working on the Mackenzie Northern Railway line.  The application was granted on June 25, 2008. Notice to bargain has been given by the TCRC and negotiations commenced on June 26, 2008.  Neither party has requested conciliation assistance and negotiations are on-going.  The agreement remains in effect until the bargaining process has been exhausted.
The Company’s collective agreements with the TCRC, which represents locomotive engineers in one bargaining unit, and rail traffic controllers, also known as train dispatchers, in a separate bargaining unit, will expire on December 31, 2008.  Formal notices to bargain were exchanged and negotiations are scheduled to commence in October 2008.
      On September 22, 2008, the members of the Canadian National Railways Police Association (CNRPA) ratified the renewal of their collective agreement with the Company for a five-year term, through December 31, 2013.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
As at September 30, 2008, CN employed a total of 6,647 employees in the United States, of which 5,634 were unionized employees.
As of October 2008, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC).  The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement.  Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis.  GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment.  However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized.  The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements.  Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Regulation
The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).  As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.  In particular, this includes the STB’s current review of the Company’s proposed acquisition of the principal lines of the EJ&E.  In addition, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service.  Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company announced a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.  To make its rate dispute resolution procedures more affordable and accessible to shippers, the STB also completed a proceeding on September 5, 2007, in which it modified its rate guidelines for handling medium-size and smaller rate disputes.  The STB also completed a proceeding on January 17, 2008 that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, abandonment and other regulatory proceedings.  The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.
With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada (TC), which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes.  In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.
Following the coming into force of the Transportation Amendment Act, the Agency issued two decisions (interim and final) adjusting the index used to determine the maximum railway revenue entitlement that railways can earn on the movement of regulated grain produced in western Canada, to reflect costs incurred by CN and CP for the maintenance of hopper cars. The final decision issued in February 2008 was retroactive to August 2007.  The Federal Court of Appeal granted the Company leave to appeal the Agency decisions and stayed their application pending appeal. As such, the Company does not consider it necessary to accrue the retroactive component of the Agency’s decision estimated to be approximately $20 million.
On December 14, 2006, the federal government announced a full review of the Railway Safety Act.  Members of the panel appointed to conduct the review submitted their report to the Minister of Transport in November 2007.  On March 7, 2008, the Minister of Transport tabled the Panel’s report in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.  The recommendations propose amendments to the act in a number of areas including governance, regulatory framework and proximity issues.  The Company will be participating in the Rail Safety Advisory Committee to be created by the Minister of Transport.

On October 29, 2007, the Minister of Transport tabled Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) extending the availability of the Final Offer Arbitration recourse to groups of shippers and adding a new shipper recourse to the Agency in respect of charges for incidental services provided by a railway company other than transportation services.  The Bill became law on February 28, 2008.  No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.
On August 12, 2008, TC announced the Terms of Reference for the Rail Freight Service Review.  This review, which will be conducted in two phases, is expected to take up to 18 months to complete. The first phase involves analytical review of data, which is expected to take approximately 12 months.  Subsequently, the Minister of Transport will appoint a three-person panel to undertake the second phase of the review, during which it will review the analytical work, meet with stakeholders and prepare a report making recommendations to the Minister.
      In the United States, the House of Representatives (the House) and Senate have passed legislation to reauthorize the Federal Railroad Safety Act (H.R. 2095), which was signed into law by the President on October 16, 2008.  This comprehensive legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters.  Of particular note, the legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation (TIH) hazardous materials are transported.  The legislation also would cap the number of on-duty and limbo time hours for certain rail employees on a monthly basis.  In addition to the safety provisions, the legislation authorizes significant funding for Amtrak and includes provisions, including penalties, to improve Amtrak’s on-time performance on the infrastructure of host freight railroads. CN is currently evaluating the financial and operating implications of this legislation.  Separate legislation passed by the House (H.R. 1401) in March 2007 included language that would have undermined much of the federal preemption of state and local regulation of railroads; this provision was modified in the final bill enacted into law to address litigation issues related to rail safety incidents while retaining federal preemption of rail safety regulations.
      The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation was introduced in 2007 in both Houses of Congress.  In addition, the Senate Judiciary Committee approved legislation in September 2007 (S. 772) to repeal the railroad industry’s limited antitrust exemptions; the House Judiciary Committee also approved comparable legislation (H.R. 1650).  Legislation also was introduced in the House (H.R. 6707) in August 2008 to expand the STB’s authority to review the environmental impacts of “minor” rail mergers; the legislation would have applied retroactively to any transaction that had not been approved by the STB by August 1, 2008, including CN’s proposed acquisition of the EJ&E.  The legislation was approved by the House Transportation & Infrastructure Committee and was considered by the full House, where it was defeated on September 27, 2008.  No assurance can be provided that this or similar legislation will not be reintroduced.
      The STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate.  No assurance can be given that this or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.
  The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns, as well as by regulation by the Canada Border Services Agency (CBSA).  In the U.S., these include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the CBSA.  These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities.  These also include participation in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program; in the third quarter of 2007, the Company successfully completed the CBP C-TPAT validation process.  In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic.  In 2006, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada.  The rule took effect for surface modes on June 1, 2007.
      The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials.  If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of TIH materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the PHMSA issued interim final rules on April 16, 2008, that, beginning in 2009, will require carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.  The TSA has also proposed regulations that would require rail carriers to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The TSA regulations are expected to be issued in the fourth quarter of 2008.  On April 1, 2008, the PHMSA also proposed regulations that would revise standards to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.
   While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business prospects and other risks
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate.  In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions.  As such, prolonged negative changes in North American and global economic conditions, that could result in a recession or industrial restructuring and affect the producers and consumers of the commodities carried by the Company, may have an adverse effect on the volume of rail shipments carried by the Company, its results of operations, financial position, and/or liquidity.
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, as calculated under generally accepted accounting principles, as well as under a solvency or wind-up scenario as required by the Canadian Institute of Actuaries.  Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may significantly increase future pension contributions and could have a material adverse effect on the Company’s results of operations.  The Company’s funding requirements, as well as the impact on the results of operations, is determined upon completion of actuarial valuations, which are generally required on a triennial basis.
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods.  International conflicts can also have an impact on the Company’s markets.
      The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce.  Changes in employee demographics, training requirements and the availability of qualified personnel could negatively impact the Company’s ability to meet demand for rail service.  The Company is monitoring employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements.  However, the Company’s efforts to attract and retain qualified personnel may be hindered by increased demand in the job market.  No assurance can be given that the demographic challenges will not materially adversely affect the Company’s operations or its financial position.
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions.  Rising fuel prices could materially adversely affect the Company’s expenses.  As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices.  The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs.  No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations.  Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million.  Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.
In order to grow the business, the Company implements strategic initiatives to expand the scope and scale of existing rail and non-rail operations.  CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities.  This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.
In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as disrupt operations for the Company’s customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements.  As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses.  Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2008, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the third quarter ending September 30, 2008, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2007 Annual Information Form (AIF) and Form 40-F, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.  Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
October 21, 2008

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  October 23, 2008
/s/ E. Hunter Harrison
E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 23, 2008

/s/ Claude Mongeau
Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 23, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel